The Board resolves to donate to the related party Date of events: 2014/05/13 Contents:

1.	Date of occurrence of the event: 2014/05/13

2.	The reason for the donation: Donating an Youbike Station for promotion of green transport

3.	The total amount of the donation: NT$ 2 million

4.	Counterparty to the donation: Taipei City Government

5.	Relationship to the Company: The government agency

6.	Name and resume of the independent director that expressed objection or reservation:

None

7.	Contents of the objection or reservation: None

8.	Any other matters that need to be specified: None